January 11, 2006

Mr. Todd C. Crow, Chief Financial Officer
NutraCea
1261 Hawk`s Flight Court
El Dorado Hills, California
95762






 	Re:	NutraCea
		Form 10-KSB for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
Forms 10-QSB for Fiscal Quarters Ended March 31, 2005
and June 30, 2005
      Filed May 10, 2005 and August 15, 2005
      Response Letter Dated December 20, 2005
		File No. 0-32565






Dear Mr. Crow:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.





Form 10-KSB for the Fiscal Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm, page F-1

1. The audit report should refer to the statement of stockholders` equity and statement of comprehensive loss to be consistent with the titles used in the financial statements. Please revise accordingly.

Note 9 - Commitments and Contingencies

Agreements, page F-15

2. We have considered your response to our prior comment number three in our letter dated December 6, 2005. We cannot reconcile your response to this comment with the disclosures starting on the page F-
15 regarding the agreements and the schedule provided to us in response to comment 11 in our letter dated October 21, 2005. For example, the disclosure on page F-15 refers to a January 12, 2004 one year consulting agreement involving 4,000,000 warrants. The context of this disclosure indicates future services will be provided. Your schedule shows this to be expensed in the first quarter of 2004 in its entirety because no additional services were to be performed. For each agreement disclosed, tell us why no further services were to be performed as of the date of the agreements and amend these disclosures accordingly. If future services will be provided, we reissue our prior comment three.

Agreements, page F-18

3. We have considered your response to our prior comment four in our letter dated December 6, 2005. Tell us the value assigned to the 6,000,000 warrants. Also, in accordance with Emerging Issue Task Force Issue (EITF) Number 00-18, paragraph 6, tell us the specific facts and circumstances you considered in reaching your conclusion that the warrants` value should be immediately expensed, given the first year salary under the agreement is $50,000.

Note 10 - Preferred and Common Stock

Common Stock, page F-21

4. We have considered your response to our prior comment seven in our letter dated December 6, 2005. The disclosure you indicate in your response states the 5.5 million shares are restricted. This appears to conflict with your response to our comment six in our letter dated
December 6, 2005, in which you state the restricted stock agreement was not adopted or ratified by the Board. Tell us why the description of this stock as restricted is appropriate, or revise your management discussion and analysis and footnote disclosures as appropriate to consistently describe the nature of the restricted stock agreement.

Note 11 - Stock Options and Warrants, page F-22

5. We have considered your response to our prior comment eight in our letter dated December 6, 2005. We do not agree with your conclusion that the table of outstanding options is segregated into meaningful ranges, given the current stock price of the Registrant and the requirements of Statement of Financial Accounting Standards (SFAS) 123 paragraphs 46 through 48. Revise the table of outstanding options and warrants such that the range of $0.001 - $1.20 is divided into ranges meaningful for assessing the number and timing of additional shares that may be issued and cash that may be received.

6. Your response to our prior comment eight in our letter dated December 6, 2005, indicates options granted to employees were not under a stock-based compensation plan. Your policy in footnote two disclosing pro-forma results indicates you have issued options under such plans accounted for under the intrinsic method, and the disclosures under footnote 11 refer to the 2003 Stock Compensation plan. Revise footnote 11 to describe each plan, the accounting policy for each plan, and revise the tables to include outstanding options issued under stock compensation plans in accordance with SFAS
123, paragraph 45-48.

Form 10-QSB for the Fiscal Quarters Ended March 31, 2005, June 30, 2005 September 30, 2005

Note 4 - Commitments and Contingencies

Agreements, page 8

7. We have considered your response to our prior comment 13 in our letter dated December 6, 2005. Your response did not address all the non-employee agreements disclosed in your Form 10-QSBs in 2005.
We
reissue are prior comment 13. Refer to EITF No. 00-18 for guidance.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Gary Newberry at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3684 with any other questions.

								Sincerely,



								April Sifford
								Branch Chief

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Mr. Todd C. Crow
NutraCea
January 11, 2006
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
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